TORM PLC
120 CANNON STREET
LONDON, EC4N 6AS,UNITED KINGDOM
COMPANY: 09818726

Interim Results for the Second Quarter and Six Months ended 30 June 2025

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	2
Highlights
“TORM delivered a strong second-quarter result with continued market-leading performance, against a backdrop of global uncertainty,” says Jacob Meldgaard, adding: “We see strong momentum heading into the second half of the year, and as a result, we are raising our full-year guidance.”
In the second quarter of 2025, TORM generated time
charter equivalent earnings (TCE) of USD 208.2m including
unrealized losses on derivatives of USD -2.2m (2024, same
period: USD 325.9m including unrealized losses on
derivatives of USD 0.0 m). Adjusted EBITDA totaled USD
129.0m (2024, same period: USD 251.1m), while net profit
for the period amounted to USD 58.7m (2024, same
period: USD 194.2m), thus declining year-over-year due to
a normalization of freight rates from the exceptionally
strong levels seen in the first half of 2024. However, rates remained stable in the second quarter of 2025 and
consistent with those observed in recent quarters,
reflecting a resilient market environment.
In the first half year of 2025, TORM achieved TCE of USD
422.2m including unrealized losses on derivatives of USD
-4.3m (2024, same period: USD 656.6m including
unrealized losses on derivatives of USD 1.4m) and an
adjusted EBITDA of USD 266.7m (2024, same period: USD
518.3m) and a net profit of USD 121.6m (2024, same
period: USD 403.4m), reflecting the market environment.
In the most recent quarter, volatile geopolitical
developments and expanded sanctioning of vessels have
added further complexity to the tanker market. While
product tanker ton-miles began to rebound in March 2025,
trade volumes on routes most affected by the Red Sea
disruption remained subdued — effectively neutralizing
earlier ton-mile gains driven by longer routing.
In this market, TORM achieved TCE rates of USD/day
26,672 on average (2024, same period: USD/day 42,057),
and available earning days increased to 7,888 (2024, same
period: 7,749). Our vessel class LR2 achieved TCE rates of
USD/day 35,459, the LR1 vessels achieved TCE rates of
USD/day 27,371, and the MR vessels achieved TCE rates of
USD/day 23,345.
For the second quarter of 2025, Return on Invested Capital
amounted to 10.0% (2024, same period: 29.5%) reflecting
the lower freight rates compared to the very high levels
seen a year ago, and basic EPS amounted to USD 0.60
(2024, same period: USD 2.08).
Coverage
As of 08 August 2025, TORM had covered 56% of the Q3
2025 earning days at an average rate of USD/day 30,617.
By vessel class, coverage stood at 63% for LR2s at USD/
day 36,670, 54% for LR1s at USD/day  29,285 and 54% for
MRs at USD/day 28,436.
For the full-year 2025, 66% of the earning days have been
fixed at an average rate of USD/day 27,833. The remaining
34% of the earning days in 2025 - equivalent to 10,892
days - remain open and thus subject to market fluctuations.
A change in freight rates of USD/day 1,000 will, all else
equal, impact EBITDA by approximately USD 11m.
Business Highlights
In the second quarter of 2025, TORM sold and delivered
the 2008-built LR2 vessel TORM Mathilde. In addition, the
two 2008-built MR vessels TORM Voyager and TORM
Discoverer were sold, with TORM Discoverer delivered to its
new owner in July, and TORM Voyager scheduled for
delivery later in the third quarter of the year. Following
these transactions, TORM’s fleet size will be 88 vessels.
Based on broker valuations, TORM’s fleet had a market
value of USD 2,887.6m (2024, same date: USD 3,730.4m)
and TORM’s consolidated Net Asset Value (NAV) was USD
2,299.8m as of 30 June 2025 (2024, same date: USD
3,257.0m).
Financing
TORM has secured financing commitments of up to USD
857m on attractive terms to refinance two existing
syndicated loans as well as lease agreements covering 22
vessels. The new structure, combining term and revolving
credit facilities, strengthens our capital flexibility.
Syndicated loans will be refinanced in Q3 2025, while lease
agreements will be refinanced on a rolling basis before the
end of Q2 2026 as individual purchase options are
exercised.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	3
Key Figures

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024

Income statement
Revenue	315.2	437.7	644.3	881.7	1,559.2
Time charter equivalent earnings (TCE) ¹⁾ ⁵⁾	208.2	325.9	422.2	656.6	1,134.8
Gross profit ¹⁾	146.0	264.6	298.3	539.7	895.6
EBITDA ¹⁾	126.8	251.1	262.4	516.9	850.8
Adjusted EBITDA ¹⁾	129.0	251.1	266.7	518.3	844.2
Operating profit (EBIT)	74.6	204.3	157.0	427.0	658.8
Financial items	-14.2	-11.2	-28.2	-23.1	-49.3
Net profit for the year/period	58.7	194.2	121.6	403.4	611.5
Net profit excl. non-recurring items ¹⁾	53.3	183.7	106.7	376.3	560.7

Balance sheet and cash flow
Non-current assets	2,713.9	2,549.6	2,713.9	2,549.6	2,854.3
Total assets	3,396.7	3,465.5	3,396.7	3,465.5	3,469.6
Equity	2,107.3	2,043.7	2,107.3	2,043.7	2,074.8
Total liabilities	1,289.4	1,421.8	1,289.4	1,421.8	1,394.8
Invested capital ¹⁾	2,859.0	2,764.8	2,859.0	2,764.8	3,005.4
Net interest-bearing debt ¹⁾	767.0	737.4	767.0	737.4	947.6
Net Asset Value (NAV) excl. NCI ²⁾	2,299.8	3,257.0	2,299.8	3,257.0	2,853.8
Cash and cash equivalents, incl. restricted cash	369.8	532.4	369.8	532.4	291.2
Investment in tangible fixed assets	30.1	74.0	60.0	483.7	911.1
Free cash flow ¹⁾	166.5	292.8	292.9	318.4	384.7
1) For definition of the calculated key figures, please refer to the glossary on pages 28 to 33.
²⁾ Based on broker valuations as of 30 June 2025, excluding charter commitments.
³⁾ End of period.

	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024

Key financial figures ¹⁾
Gross margins:
Gross profit	46.3%	60.5%	46.3%	61.2%	57.4%
EBITDA	40.2%	57.4%	40.7%	58.6%	54.6%
Adjusted EBITDA	40.9%	57.4%	41.4%	58.8%	54.1%
Operating profit (EBIT)	23.7%	46.7%	24.4%	48.4%	42.3%
Return on Equity (ROE)	11.1%	37.8%	11.6%	43.5%	32.7%
Return on Invested Capital (ROIC)	10.0%	29.5%	10.2%	32.9%	24.3%
Adjusted ROIC	9.8%	28.8%	9.6%	31.5%	22.2%
Equity ratio	62.0%	59.0%	62.0%	59.0%	59.8%
TCE per day (USD) ⁵⁾	26,672	42,057	26,740	42,603	36,061
OPEX per day (USD) ⁵⁾	7,853	7,731	7,872	7,500	7,477
Loan-to-value (LTV) ratio ⁵⁾	27.0%	20.4%	27.0%	20.4%	26.8%

Share-related key figures ¹⁾
Basic earnings per share (USD)	0.60	2.08	1.24	4.40	6.54
Diluted earnings per share (USD)	0.58	2.02	1.20	4.28	6.36
Dividend per share (USD) ⁶⁾	0.40	1.80	0.80	3.30	5.10
Net Asset Value per share (NAV/share) (USD) ²⁾	23.5	34.6	23.5	34.6	29.3
Share price in DKK ³⁾	106.8	272.0	106.8	272.0	138.4
Share price in USD ³⁾	16.7	38.8	16.7	38.8	19.5
Number of shares (m) ³⁾ ⁴⁾	98.0	94.0	98.0	94.0	97.3
Number of shares, weighted average (m) ⁴⁾	97.8	93.7	97.6	91.8	93.6
⁴⁾ Excluding treasury shares.
⁵⁾ For Tanker segment.
⁶⁾ Dividend per share includes declared and proposed dividends.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	4
Financial Review
TCE
The TCE rate/day decreased by 37% from USD 42,603 to
USD 26,740 in the first six months of 2025 compared to
the same period last year. This decrease was primarily a
result of a decrease in revenue due to changed market
conditions.
Revenue for the first six months of 2025 decreased by
USD 237.4m to USD 644.3m compared to the same period
last year (USD 881.7m). In the first half of 2024, the
product tanker market was strongly affected by geopolitical
tensions and the Houthi attacks against commercial
vessels at the Bab al Mandeb Strait resulting in the
rerouting to go around the Cape of Good Hope with a
positive ton-mile effect on freight rates. Since the second
half of 2024, the effects have been partly offset by crude
tankers cannibalizing LR2 trades of clean petroleum
products. Even though trade flows have increased again in
the first six months of 2025, and cannibalization are lower
than in the end of 2024, the levels are still below the levels seen in the same period last year, which is the primary
reason for the decrease in revenue. Refer to the “The
Product Tanker Market” section for further elaboration of
the market development.
Revenue in Q2 2025 alone decreased by 28% or USD
122.5m to USD 315.2m compared to the same quarter last
year. The decrease was driven by the same effects as
described for the first six months of 2025 above.
Port expenses, bunkers, commissions, and other cost of
goods sold for the first six months of 2025 were
USD 215.3m, a decrease of USD 7.4m compared to
USD 222.7m in the same period last year. The change can
be attributed to decreased bunker expenses and increased
unrealized gains on derivative financial instruments
regarding freight and bunkers for a total of USD 18.6m,
offset by increased activity in the Marine Engineering
segment.
Port expenses, bunkers, commissions, and other cost of
goods sold in Q2 2025 were USD 104.9m, a decrease of
USD 5.5m compared to USD 110.4m in the same period last
year. The change can primarily be attributed to a decrease
in bunker expenses of USD 8.0m, slightly offset by
increased port expenses.
Assets
As of 30 June 2025, total assets were USD 3,396.7m (31
December 2024: USD 3,469.6m), a decrease of USD
72.9m since the end of 2024. The decrease is mainly driven
by a decrease in the carrying amount of vessels and
capitalized dry docking of USD 135.0m and trade and other
receivables of USD 41.7m, offset by increased assets held
for sale of USD 31.1m and an increase in cash position of
USD 78.6m.
The carrying value of the fleet was USD 2,691.7m as of 30
June 2025 (31 December 2024: USD 2,826.7m). The
decrease was due to the sale of the three MR vessels
described in the Q1 2025 report and the LR2 vessel TORM
Mathilde which was sold and delivered to new owners
during Q2 2025. In addition, TORM Discoverer and TORM
Voyager were recognized as assets held for sale as of 30
June 2025. In total, these divestments aggregate to a total
of USD 91.0m decrease in the carrying amount of the fleet
since 31 December 2024. Further, the decrease can be
explained by regular depreciation of USD 102.6m offset by
capitalized dry docking and vessel modifications of USD
58.6m.
Based on broker valuations, TORM’s fleet on water had a
market value of USD 2,887.6m as of 30 June 2025, 7%
above carrying value (31 December 2024: USD 3,582.9m,
27% above carrying value).
TORM´s liquidity position as of 30 June 2025 was
USD 664.1m including restricted cash of USD 10.0m and
undrawn credit facilities of USD 294.3m (31 December
2024: USD 614.8m including restricted cash of USD 19.3m
and undrawn credit facilities of USD 323.6m).
Equity
As of 30 June 2025, TORM’s equity was USD 2,107.3m (31
December 2024: USD 2,074.8m), an increase of
USD 32.5m. The development was mainly driven by an
increase in retained profit from the net profit for the period of USD 121.6m, offset by dividends paid of USD 97.7m.
Liabilities
As of 30 June 2025, total liabilities were USD 1,289.4m (31
December 2024: USD 1,394.8m). The decrease was
primarily driven by reduced borrowings of USD 100.3m, of
which the majority relate to ordinary debt repayments,
secondly by repayment of debt related to divested vessels.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	5
Cash Flow Statement
Net cash flow from operating activities for the first six
months of 2025 was USD 244.4m (2024, same period:
USD 468.4m). The decrease was primarily driven by a
reduction in the net profit for the period.
Net cash flow from investing activities for the first six
months of 2025 was USD 48.5m (2024, same period:
USD -150.0m). The improved cash flow from investing
activities is largely a result of no vessel acquisitions in the first six months of 2025 compared to the same six-month
period last year, offset by increased dry-docking activities.
Net cash flow from financing activities for the first six
months of 2025 was USD -205.0m (2024, same period:
USD -56.8m). The change in cash flow compared to the
same period last year is principally a result of close to no proceeds from borrowings in the first six months of 2025
compared to USD 302.2m in the same period last year,
offset by lower dividends paid of USD 170.0m.
Distribution
TORM’s Board of Directors has today approved an interim
dividend for the second quarter of 2025 of USD 0.40 per
share to be paid to the shareholders corresponding to an
expected total dividend payment of USD 39.2m. The
distribution for the quarter is equivalent to 67% of net profit and reflects the Distribution Policy. The payment date is
03 September 2025 to all shareholders on record as of
22 August 2025, and the ex-dividend date is 21 August
2025 for the shares listed on Nasdaq OMX Copenhagen
and 22 August 2025 for the shares listed on Nasdaq New
York.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	6
LR2 rates (in USD/day)
SOURCE: CLARKSONS
MR rates (in USD/day)
SOURCE: CLARKSON

200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
—
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2024
2025
5-year avg.
5-year min
5-year max

80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
—
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
2024
2025
5-year avg.
5-year min
5-year max

The Product Tanker Market
Market Developments in Q2 2025
Clean petroleum product trade volumes in Q2 2025 fell 2%
year-on-year. Strong exports from the Americas despite
refinery closures kept West of Suez volumes at elevated
levels. On the other side, refinery outages in Asia resulted in lower East of Suez exports and overall lower trade volumes.
Tensions between Israel and Iran led to attacks and
retaliations and culminated with the US bombing of Iranian
nuclear sites in June. This fuelled fears of the vessel safety at the Strait of Hormuz as well as a potential closure of one of the most important oil choke points, with more than 30%
of the world’s crude flows and 13% of clean petroleum
product flows originating from the region. Consequently,
LR2 rates in the Middle East almost tripled from low USD/
day 20,000ies to above USD/day 50,000, before
stabilizing at around USD/day 30,000 after a ceasefire was
announced between Israel and Iran.
Product flows on the main trade routes affected by the Red
Sea disruption - Middle East Gulf/India to Europe -
continued to recover in the second quarter but remained
20% below year-on-year levels. While the majority of vessel
owners continued to avoid transiting the Red Sea, cargo
volumes via Suez Canal have stabilized at a level above 30%
of the volumes on this route, compared to 4% same time
last year.
Crude cannibalization remained at a constant level in the
second quarter with approximately 2-3% of clean
petroleum product volumes carried on water on board of
crude tankers, which was significantly below the Q3 2024
peak levels. On the other hand, a number of LR2s continued
to dirty up, with around 52% of the fleet trading in dirty at the end of the second quarter. At the end of the second
quarter, around 40 newbuilt LR2s had entered the fleet
compared to a year before, while the number of LR2s
trading clean products had declined by around 20 vessels.
Consequently, total clean-trading product tanker fleet
ended the quarter 2% below the level from same time a year
ago.
Market Outlook
At the beginning of the third quarter, clean petroleum
product trade volumes surged to the levels last seen in early
2024. This was mainly driven by increased exports from the
Middle East, where widening East-West diesel arbitrage
resulted in increased loadings towards Europe. Additionally, product exports from China increased significantly, while
flows from the Americas kept their strength.
The failure to secure buyers to Lindsey refinery in the UK
has brought the number of refineries shutting down in
Northwest Europe this year to four, further aggravating the
diesel shortage situation in Europe. In addition, two
refineries in the US West Coast are closing by the second
quarter of next year. Consequently higher import needs in
these regions are set to positively contribute to product
tanker ton-miles.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	7
Disclaimer on Financial Outlook
The purpose of this Financial Outlook for 2025 is to
comply with reporting requirements for Companies
listed in Denmark. Actual results may vary, and this
information may not be accurate or appropriate for
other purposes. Information about our financial outlook
for 2025, including the various assumptions underlying
it, is forward-looking and should be read in conjunction
with the Safe Harbor Statements on page 12, and the
related disclosure and information about various
economic, competitive, and regulatory assumptions,
factors, and risks that may cause our actual future
financial and operating results to differ materially from
what we currently expect.
The information included in this Financial Outlook for
2025 is preliminary, unaudited and based on estimates
and information available to us at this time. TORM has
not finalized its financial statements for the periods
presented. During the course of the financial statement
closing process, TORM may identify items that would
require it to make adjustments, which may be material
to the information provided in this section. As
mentioned above, the provided information constitutes
forward-looking statements and is subject to risks and
uncertainties, including possible adjustments to the
financial outlook for 2025.
Outlook for 2025
Financial Outlook 2025
At TORM, we develop our guidance by closely monitoring
and reporting key metrics such as TCE, covered days, and
EBITDA sensitivity to freight rate fluctuations.
Freight rates in the product tanker market, which can be
highly volatile, are the primary driver of our financial results.
We anticipate maintaining relatively stable OPEX on a per-
vessel-day basis, with administrative costs expected to
remain consistent with 2024 levels.
Our financial outlook is primarily based on the assumptions
described on the preceding pages. The most important
macroeconomic factors affecting our TCE earnings are
expected to be:
•Geopolitical conflicts including the war between Russia
and Ukraine and the conflicts in the Middle East region.
•Global economic growth or recession, consumption of
refined oil products, and inflationary pressure.
•Location of closing and opening refineries and
temporary shutdowns due to maintenance.
•Oil price development
•Oil trading activity and developments in ton-mile.
•Bunker price developments
•Global fleet growth and newbuilding ordering activity.
•Potential difficulties of major business partners.
•One-off market-shaping events such as strikes,
conflicts, embargoes, political instability, weather
conditions, etc.
We have limited visibility on TCE rates that are not yet fixed with our customers. Hence, these rates may be significantly
lower or significantly higher than our current expectations.
Based on the earnings realized in the first half of the year as well as the outlook for the remaining part of the year, TORM increases the full-year 2025 guidance. Thus, TCE earnings
are expected to be in the range of USD 800 - 950m
(previous guidance USD 700 - 900,m) and EBITDA is
expected to be in the range of USD 475 – 625m (previous
guidance USD 400 - 600m) based on the current fleet size.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	8
Coverage 2025
Total earning and covered days in TORM as of 04 August 2025
The coverage tables below include both FFA contracts and the physical fleet.
Actual number of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries.Total earning days are defined as total calendar days less off-hire days.

	Q3 2025	Q4 2025	FY 2025

Total earning days
LR2	1,796	1,797	7,315
LR1	913	915	3,611
MR	5,272	5,300	21,016
Total	7,981	8,012	31,942

Covered days
LR2	1,136	450	5,300
LR1	496	—	2,281
MR	2,851	180	13,469
Total	4,483	630	21,050

	Q3 2025	Q4 2025	FY 2025

Covered, %
LR2	63%	25%	72%
LR1	54%	—%	63%
MR	54%	3%	64%
Total	56%	8%	66%

Coverage rates, USD/day
LR2	36,670	36,360	34,975
LR1	29,285	—	27,046
MR	28,436	31,154	25,227
Total	30,617	34,874	27,833

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	9
Earnings Data

USDm	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Change Q2-24 - Q2-25
LR2 vessels
Available earning days 1)	1,809	1,764	1,811	1,856	1,866	3%
Spot rates 2)	55,264	40,906	28,915	29,408	33,351	-40%
TCE per earning day 3)	51,907	41,064	34,444	33,806	35,459	-32%
Operating days	1,888	1,932	1,932	1,890	1,871	-1%
Operating expenses per operating day	7,986	7,848	7,522	8,078	7,695	-4%
LR1 vessels
Available earning days 1)	909	892	839	879	905	—%
Spot rates 2)	46,019	32,139	23,039	24,025	28,679	-38%
TCE per earning day 3)	42,338	33,749	22,421	24,947	27,371	-35%
Operating days	910	920	920	900	910	—%
Operating expenses per operating day	7,314	7,484	7,257	7,044	7,282	—%
MR vessels
Available earning days 1)	5,031	5,132	5,404	5,326	5,117	2%
Spot rates 2)	39,500	31,275	22,585	24,659	23,950	-39%
TCE per earning day 3)	38,465	31,193	23,389	24,675	23,345	-39%
Operating days	5,344	5,401	5,801	5,642	5,460	2%
Operating expenses per operating day	7,712	7,539	7,252	7,963	8,002	4%
Tanker segment
Available earning days 1)	7,749	7,788	8,054	8,061	7,888	2%
Spot rates 2)	43,456	32,966	23,895	25,519	26,412	-39%
TCE per earning day 3)	42,057	33,722	25,775	26,807	26,672	-37%
Operating days	8,142	8,253	8,653	8,432	8,241	1%
Operating expenses per operating day	7,731	7,605	7,313	7,891	7,853	2%
1) Total available earning days = Total calendar days less off-hire days
2) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months' duration.
3) TCE = Time Charter Equivalent Earnings. Please refer to the glossary on pages 28 to 33.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	10
TORM Fleet Development
The table shows recent and expected developments in
TORM’s operating fleet. In addition to 66 owned product
tankers as of 30 June 2025, TORM had 24 vessels under
sale-and-leaseback agreements with options to buy back
the vessels (financially reported as owned vessels in
accordance with our accounting policies).
At TORM, maintaining a high quality and competitive fleet is a core priority. As part of our active fleet management
strategy, we regularly divest vessels as they reach a certain age to ensure a stable and attractive average fleet age. This approach not only supports operational efficiency and
environmental performance but also aligns with our broader
objective of maintaining high standards across our fleet.
Divestments are carefully timed and balanced with
selective acquisitions of high-quality second-hand vessels,
which are rapidly upgraded to match the TORM standard.
Through this disciplined process, we safeguard the long-
term competitiveness of our fleet and continue to meet the
evolving expectations of our customers, charterers, and
stakeholders
In early 2025, TORM sold the 2005-built MR vessels TORM
Ragnhild, TORM Resilience, and TORM Thames. The
vessels were all delivered to their new owners during the
first quarter of the year.
In the second quarter of 2025, TORM sold and delivered
the 2008-built LR2 vessel TORM Mathilde. In addition, the
two 2008-built MR vessels TORM Voyager and TORM
Discoverer were sold, with TORM Discoverer delivered to its
new owner in July and TORM Voyager scheduled for delivery
later in the third quarter of the year.
Also, as part of our ongoing capital and loan management
strategy, TORM has exercised purchase options for 13
leaseback vessels, transitioning them to full ownership. The first four — the 2015–2018 built LR2 vessels TORM Herdis,
TORM Hellerup, TORM Hannah, and TORM Kiara — will be
transferred to the owned fleet in Q3 2025, with the
remaining nine vessels to follow in the last quarter of the
year.
TORM Fleet Development

	Q4 2024	Changes	Q1 2025	Changes	Q2 2025	Changes	Q3 2025
Owned vessels
LR2	15		15	-1	14	4	18
LR1	3		3		3		3
MR	52	-3	49		49	-2	47
Total	70	-3	67	-1	66	2	68

Leaseback vessels
LR2	6		6		6	-4	2
LR1	7		7		7		7
MR	11		11		11		11
Total	24	—	24	—	24	-4	20

Total fleet	94	-3	91	-1	90	-2	88

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	11
Disclaimer
The interim report has been prepared solely to provide
additional information to shareholders to assess the
Group’s strategies and the potential for those
strategies to succeed. The interim report should not be
relied on by any other party or for any other purpose.
The interim report contains certain forward-looking
statements. These statements are made by the
Directors in good faith based on the information
available to them up to the time of their approval of this
report. Such statements should be treated with caution
due to the inherent uncertainties, including both
economic and business risk factors, underlying any such
forward-looking statements.
Responsibility Statement
We Confirm to the Best of Our Knowledge
•The condensed consolidated set of financial statements
has been prepared in accordance with IAS 34 Interim
Financial Reporting (“IAS 34”) as adopted in the UK and
also in accordance with IAS 34 as issued by the
International Accounting Standards Board (”IASB”) and
IAS 34 as adopted by the EU, as applied to the financial
periods beginning on or after 01 January 2025 and
additional Danish disclosure requirements for interim
reports of listed companies.
•The interim report gives a true and fair view of the
Group’s financial position as of 30 June 2025 as well as
of the Group’s financial performance and cash flow for
the period 01 January – 30 June 2025.
•The interim management report includes a fair review of
the development and performance of the Group’s
business and of the financial position as a whole and a
description of the principal risks and uncertainties for
the remaining six months of 2025.
•The interim management report includes a fair review of
the material related party transactions which have
taken place in the period and material changes to those
described in the last annual report.
By order of the Board of Directors
Jacob Meldgaard
Executive Director
14 August 2025

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	12
Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-
looking statements. The Private Securities Litigation
Reform Act of 1995 provides safe harbor protections for
forward-looking statements in order to encourage
companies to provide prospective information about their
business. Forward-looking statements reflect our current
views with respect to future events and financial
performance and may include statements concerning plans,
objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which
are statements other than statements of historical facts.
The Company desires to take advantage of the safe harbor
provisions of the Private Securities Litigation Reform Act of
1995 and is including this cautionary statement in
connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,”
“plans,” “believes,” “estimates,” “targets,” “projects,”
“forecasts,” “potential,” “continue,” “possible,” “likely,”
“may,” “could,” “should” and similar expressions or phrases
may identify forward-looking statements.
The forward-looking statements in this annual report are
based upon various assumptions, many of which are, in
turn, based upon further assumptions, including without
limitation, management’s examination of historical
operating trends, data contained in our records and other
data available from third parties. Although the Company
believes that these assumptions were reasonable when
made, because these assumptions are inherently subject to
significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the
Company cannot guarantee that it will achieve or
accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual
results to differ materially from those discussed in the
forward-looking statements include, but are not limited to,
our future operating or financial results; changes in
governmental rules and regulations or actions taken by
regulatory authorities; inflationary pressure and central
bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic
and international political conditions or events, including
“trade wars” and the war between Russia and Ukraine, the
developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’
attacks in the Red Sea; international sanctions against
Russian oil and oil products; changes in economic and
competitive conditions affecting our business, including
market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the
supply and demand for vessels comparable to ours and the
number of newbuildings under construction; the highly
cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship;
changes in worldwide oil production and consumption and
storage; risks associated with any future vessel
construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition
transactions planned; availability of skilled crew members
other employees and the related labor costs; work
stoppages or other labor disruptions by our employees or
the employees of other companies in related industries;
effects of new products and new technology in our industry;
new environmental regulations and restrictions; the impact
of an interruption in or failure of our information technology and communications systems, including the impact of
cyber-attacks, upon our ability to operate; potential
conflicts of interest involving members of our Board of
Directors and Senior Management; the failure of
counterparties to fully perform their contracts with us;
changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to
obtain indemnities from customers; changes in laws,
treaties or regulations; our incorporation under the laws of
England and Wales and the different rights to relief that
may be available compared to other countries, including the
United States; government requisition of our vessels during
a period of war or emergency; the arrest of our vessels by
maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected
countries; the impact of the U.S. presidential and
congressional election results affecting the economy,
future government laws and regulations and trade policy
matters, such as the imposition of tariffs and other import
restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and
natural disasters, environmental factors, political events,
public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving
facilities; potential liability from future litigation and
potential costs due to environmental damage and vessel
collisions; and the length and number of off-hire periods
and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements
contained in this release because they are statements
about events that are not certain to occur as described or
at all. These forward-looking statements are not
guarantees of our future performance, and actual results
and future developments may vary materially from those
projected in the forward-looking statements. Except to the
extent required by applicable law or regulation, the
Company undertakes no obligation to release publicly any
revisions or updates to these forward-looking statements
to reflect events or circumstances after the date of this
release or to reflect the occurrence of unanticipated
events. Please see TORM’s filings with the U.S. Securities
and Exchange Commission for a more complete discussion
of certain of these and other risks and uncertainties. The
information set forth herein speaks only as of the date
hereof, and the Company disclaims any intention or
obligation to update any forward-looking statements as a
result of developments occurring after the date of this
communication.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	13
Condensed Consolidated Income Statement

USDm	Note	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Revenue		315.2	437.7	644.3	881.7	1,559.2
Port expenses, bunkers, commissions, and other cost of goods and services sold		-104.9	-110.4	-215.3	-222.7	-418.5
Operating expenses	2	-64.3	-62.7	-130.7	-119.3	-245.1
Profit from sale of vessels	3	5.4	10.5	14.9	27.6	51.3
Administrative expenses	2, 3	-24.5	-23.8	-50.5	-50.0	-95.6
Other operating income and expenses		-0.1	-0.2	-0.3	-0.4	-0.5
Depreciation and amortization	3	-52.2	-46.8	-105.4	-89.9	-192.0
Operating profit (EBIT)		74.6	204.3	157.0	427.0	658.8

Financial income		3.6	7.7	7.5	14.1	24.8
Financial expenses		-17.8	-18.9	-35.7	-37.2	-74.1
Profit before tax		60.4	193.1	128.8	403.9	609.5

Tax		-1.7	1.1	-7.2	-0.5	2.0
Net profit for the period		58.7	194.2	121.6	403.4	611.5

Net profit for the period attributable to:
TORM plc shareholders		58.6	194.5	120.9	404.3	612.5
Non-controlling interest		0.1	-0.3	0.7	-0.9	-1.0
Net profit for the period		58.7	194.2	121.6	403.4	611.5

Earnings per share
Basic earnings per share (USD)	6	0.60	2.08	1.24	4.40	6.54
Diluted earnings per share (USD)	6	0.58	2.02	1.20	4.28	6.36
Segment reporting, notes 1, 5 and 7-10 are on pages 19 to 27.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	14
Condensed Consolidated Statement of Comprehensive Income

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Net profit for the period	58.7	194.2	121.6	403.4	611.5

Other comprehensive income:

Items that may be reclassified to profit or loss:
Exchange rate adjustment arising from translation of entities having a functional currency different from USD	0.7	-0.1	0.9	-0.3	-0.6
Fair value adjustment on hedging instruments	2.3	2.7	1.7	9.2	7.1
Fair value adjustment on hedging instruments transferred to income statement	-3.8	-5.2	-7.1	-10.1	-19.7
Tax on other comprehensive income	1.1	0.6	2.7	0.1	2.6

Items that may not be reclassified to profit or loss:
Remeasurements of net pension and other post-retirement benefit liability or asset	—	—	—	—	-0.1
Other comprehensive income/(loss) after tax	0.3	-2.0	-1.8	-1.1	-10.7

Total comprehensive income for the period	59.0	192.2	119.8	402.3	600.8

Total comprehensive income for the period attributable to:
TORM plc shareholders	58.7	192.5	118.9	403.3	601.9
Non-controlling interest	0.3	-0.3	0.9	-1.0	-1.1
Total comprehensive income for the period	59.0	192.2	119.8	402.3	600.8

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	15
Condensed Consolidated Balance Sheet

		30 June	30 June	31 December
USDm	Note	2025	2024	2024
ASSETS
Intangible assets
Goodwill		1.8	1.8	1.7
Other intangible assets		2.3	2.2	2.0
Total intangible assets		4.1	4.0	3.7

Tangible fixed assets
Land and buildings		8.3	4.1	8.1
Vessels and capitalized dry-docking	3	2,691.7	2,528.7	2,826.7
Other non-current assets under construction		2.2	3.9	4.6
Other plant and operating equipment		2.6	3.5	3.3
Total tangible fixed assets		2,704.8	2,540.2	2,842.7

Financial assets
Investments in joint ventures		0.1	0.1	0.1
Loan receivables		4.5	4.5	4.5
Deferred tax asset		0.3	0.3	3.1
Other investments		0.1	0.5	0.2
Total financial assets		5.0	5.4	7.9

Total non-current assets		2,713.9	2,549.6	2,854.3

Inventories		69.5	69.4	68.4
Trade receivables		170.9	244.1	183.9
Other receivables		30.9	45.4	59.6
Prepayments		10.6	12.2	12.2
Cash and cash equivalents incl. restricted cash		369.8	532.4	291.2
Current assets excl. assets held for sale		651.7	903.5	615.3

Assets held for sale	3	31.1	12.4	—

Total current assets		682.8	915.9	615.3

TOTAL ASSETS		3,396.7	3,465.5	3,469.6

		30 June	30 June	31 December
USDm	Note	2025	2024	2024
EQUITY AND LIABILITIES
Equity
Common shares		1.0	1.0	1.0
Share premium		91.1	167.1	271.0
Treasury shares		—	-4.2	-4.2
Hedging reserves		12.8	24.8	15.5
Translation reserves		-0.1	-0.6	-0.8
Other reserves		398.1	320.0	320.0
Retained profit		1,604.4	1,534.6	1,471.5
Equity attributable to TORM plc shareholders		2,107.3	2,042.7	2,074.0
Non-controlling interests		—	1.0	0.8
Total equity		2,107.3	2,043.7	2,074.8

Liabilities
Non-current tax liability related to held-over gains		45.2	45.2	45.2
Deferred tax liability		0.3	2.4	0.3
Borrowings	4	969.8	1,083.0	1,061.0
Other non-current liabilities		8.0	3.5	2.9
Total non-current liabilities		1,023.3	1,134.1	1,109.4

Borrowings	4	156.2	175.0	165.3
Trade payables		45.2	47.4	50.0
Current tax liabilities		1.3	1.5	0.7
Other liabilities		57.1	57.1	61.3
Provisions		0.7	0.6	0.6
Prepayments from customers		5.6	6.1	7.5
Total current liabilities		266.1	287.7	285.4

Total liabilities		1,289.4	1,421.8	1,394.8

TOTAL EQUITY AND LIABILITIES		3,396.7	3,465.5	3,469.6
Segment reporting, notes 1, 5 and 7-10 are on pages 19 to 27.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	16
Condensed Consolidated Statement of Changes in Equity
01 January-30 June

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total

Equity as of 01 January 2025	1.0	271.0	-4.2	15.5	-0.8	320.0	1,471.5	2,074.0	0.8	2,074.8

Comprehensive income/loss for the period:
Net profit for the period	—	—	—	—	—	—	120.9	120.9	0.7	121.6
Other comprehensive income for the period	—	—	—	-5.4	0.7	—	—	-4.7	0.2	-4.5
Tax on other comprehensive income	—	—	—	2.7	—	—	—	2.7	—	2.7
Total comprehensive income/(loss) for the period	—	—	—	-2.7	0.7	—	120.9	118.9	0.9	119.8

Capital increase	—	0.2	—	—	—	—	—	0.2	—	0.2
Transaction costs of capital increase	—	-0.1	—	—	—	—	—	-0.1	—	-0.1
Capital reduction ¹⁾	—	-180.0	—	—	—	180.0	—	—	—	—
Treasury share cancellation ²⁾	—	—	4.2	—	—	-4.2	—	—	—	—
Share-based compensation	—	—	—	—	—	—	14.0	14.0	—	14.0
Dividend paid	—	—	—	—	—	-97.7	—	-97.7	—	-97.7
Total changes in equity for the period	—	-179.9	4.2	-2.7	0.7	78.1	134.9	35.3	0.9	36.2

Transactions with non-controlling interests	—	—	—	—	—	—	-2.0	-2.0	-1.7	-3.7

Equity as of 30 June 2025	1.0	91.1	—	12.8	-0.1	398.1	1,604.4	2,107.3	—	2,107.3

¹⁾ The Share premium reserve was reduced by USD 180.0m, as decided at the Annual General Meeting on 16 April 2025 and subsequent court approval, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.
²⁾ TORM cancelled 493,371 shares that were purchased in share buybacks on Nasdaq Copenhagen A/S in 2016 and 2020. Consequently, the share capital was reduced with a nominal value of, in aggregate, USD 4,933.71.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	17
Condensed Consolidated Statement of Changes in Equity

USDm	Common shares	Share premium	Treasury shares	Hedging reserves	Translation reserves	Other reserves	Retained profit	Equity attributable to shareholders of TORM plc	Non- controlling interest	Total

Equity as of 01 January 2024	0.9	260.0	-4.2	25.6	-0.4		1,382.2	1,664.1	2.0	1,666.1

Comprehensive income/(loss) for the period:
Net profit/(loss) for the period	—	—	—	—	—	—	404.3	404.3	-0.9	403.4
Other comprehensive income for the period	—	—	—	-0.9	-0.2	—	—	-1.1	-0.1	-1.2
Tax on other comprehensive income	—	—	—	0.1	—	—	—	0.1	—	0.1
Total comprehensive income/(loss) for the period	—	—	—	-0.8	-0.2	—	404.3	403.3	-1.0	402.3

Capital increase ¹⁾	0.1	227.7	—	—	—	—	—	227.8	—	227.8
Transaction costs of capital increase	—	-0.6	—	—	—	—	—	-0.6	—	-0.6
Capital reduction ²⁾	—	-320.0	—	—	—	320.0	—	—	—	—
Share-based compensation	—	—	—	—	—	—	15.8	15.8	—	15.8
Dividend paid	—	—	—	—	—	—	-267.7	-267.7	—	-267.7
Total changes in equity for the period	0.1	-92.9	—	-0.8	-0.2	320.0	152.4	378.6	-1.0	377.6

Equity as of 30 June 2024	1.0	167.1	-4.2	24.8	-0.6	320.0	1,534.6	2,042.7	1.0	2,043.7

¹⁾ During the period, the share capital was increased by USD 227.8m in total including a USD 217.2m non-cash share issue in relation to purchase of 11 vessels.
²⁾ The Share premium reserve was reduced by USD 320.0m, as decided at the Annual General Meeting on 11 April 2024 and subsequent court approval, in order to create further distributable reserves to support: (i) the future payment by the Company of dividends to its shareholders; and (ii) share buy-backs should circumstances dictate it desirable.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	18
Condensed Consolidated Cash Flow Statement

USDm	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Cash flow from operating activities
Net profit for the period	121.6	403.4	611.5

Adjustments:
Profit from sale of vessels	-14.9	-27.6	-51.3
Depreciation and amortization	105.4	89.9	192.0
Financial income	-7.5	-14.1	-24.8
Financial expenses	35.7	37.2	74.1
Tax	7.2	0.5	-2.0
Other non-cash movements	18.3	16.6	22.9

Interest received and realized exchange gains	7.7	14.1	24.8
Interest paid and realized exchange losses	-34.1	-30.2	-66.9
Income taxes paid	-1.2	-0.6	-1.3
Change in inventories, receivables and payables, etc.	6.2	-20.8	47.8

Net cash flow from operating activities	244.4	468.4	826.8

USDm	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Cash flow from investing activities
Investment in tangible fixed assets¹⁾	-55.7	-262.3	-582.4
Investment in intangible fixed assets	-0.4	-0.9	-1.1
Sale of tangible fixed assets	95.3	88.4	130.6
Change in restricted cash	9.3	24.8	10.8
Net cash flow from investing activities	48.5	-150.0	-442.1

Cash flow from financing activities
Proceeds, borrowings	0.1	302.2	419.4
Repayment, borrowings	-103.8	-101.4	-256.3
Dividend paid	-97.7	-267.7	-553.3
Capital increase¹⁾	0.2	10.6	12.5
Transaction costs share issue	-0.1	-0.5	-0.6
Transactions with non-controlling interests	-3.7	—	—
Net cash flow from financing activities	-205.0	-56.8	-378.3

Net cash flow from operating, investing and financing activities	87.9	261.6	6.4

Cash and cash equivalents beginning balance	271.9	265.5	265.5
Cash and cash equivalents ending balance	359.8	527.1	271.9

Restricted cash equivalents ending balance	10.0	5.3	19.3
Cash and cash equivalents including restricted cash ending balance	369.8	532.4	291.2

¹⁾ During the first six months of 2024, share capital was increased by USD 227.8m (31 December 2024: USD 331.7m), including a USD 217.2m (31 December 2024: USD 319.2m) non-cash share issue in relation to the purchase of 11 vessels
(31 December 2024: 19 vessels). No such transactions in the first six months of 2025.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	19
Segment Reporting – Condensed Consolidated Income Statement

	Q2 2025				Q2 2024
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
Revenue	311.2	8.9	-4.9	315.2	434.3	9.0	-5.6	437.7
Port expenses, bunkers and commissions	-103.0	—	—	-103.0	-108.4	—	—	-108.4
Other cost of goods and services sold	—	-5.2	3.3	-1.9	—	-6.0	4.0	-2.0
Operating expenses	-64.7	—	0.4	-64.3	-62.9	—	0.2	-62.7
Profit from sale of vessels	4.9	—	0.5	5.4	10.5	—	—	10.5
Administrative expenses	-22.3	-2.2	—	-24.5	-21.8	-2.0	—	-23.8
Other operating income and expenses	-0.1	—	—	-0.1	-0.2	—	—	-0.2
Depreciation and amortization	-51.9	-0.3	—	-52.2	-46.7	-0.1	—	-46.8
Operating profit (EBIT)	74.1	1.2	-0.7	74.6	204.8	0.9	-1.4	204.3

Financial income	3.6	—	—	3.6	7.6	0.1	—	7.7
Financial expenses	-17.8	—	—	-17.8	-18.8	-0.1	—	-18.9
Profit before tax	59.9	1.2	-0.7	60.4	193.6	0.9	-1.4	193.1

Tax	-1.6	-0.1	—	-1.7	1.1	—	—	1.1
Net profit for the period	58.3	1.1	-0.7	58.7	194.7	0.9	-1.4	194.2

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	20
Segment Reporting – Condensed Consolidated Income Statement

	Q1-Q2 2025				Q1-Q2 2024				FY 2024
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
Revenue	624.5	28.5	-8.7	644.3	874.6	14.6	-7.5	881.7	1,544.0	29.6	-14.4	1,559.2
Port expenses, bunkers and commissions	-202.3	—	—	-202.3	-218.0	—	—	-218.0	-409.2	—	—	-409.2
Other cost of goods and services sold	—	-18.7	5.7	-13.0	—	-9.7	5.0	-4.7	—	-18.5	9.2	-9.3
Operating expenses	-131.2	—	0.5	-130.7	-119.6	—	0.3	-119.3	-245.6	—	0.5	-245.1
Profit from sale of vessels	14.0	—	0.9	14.9	27.6	—	—	27.6	51.3	—	—	51.3
Administrative expenses	-46.4	-4.1	—	-50.5	-46.1	-3.9	—	-50.0	-87.9	-7.7	—	-95.6
Other operating income and expenses	-0.3	—	—	-0.3	-0.5	0.1	—	-0.4	-0.6	0.1	—	-0.5
Depreciation and amortization	-104.9	-0.5	—	-105.4	-89.7	-0.2	—	-89.9	-191.2	-0.8	—	-192.0
Operating profit (EBIT)	153.4	5.2	-1.6	157.0	428.3	0.9	-2.2	427.0	660.8	2.7	-4.7	658.8

Financial income	7.4	0.1	—	7.5	13.9	0.2	—	14.1	24.7	0.1	—	24.8
Financial expenses	-35.6	-0.1	—	-35.7	-37.0	-0.2	—	-37.2	-73.9	-0.2	—	-74.1
Profit before tax	125.2	5.2	-1.6	128.8	405.2	0.9	-2.2	403.9	611.6	2.6	-4.7	609.5

Tax	-6.5	-0.7	—	-7.2	—	-0.5	—	-0.5	2.5	-0.5	—	2.0
Net profit for the period	118.7	4.5	-1.6	121.6	405.2	0.4	-2.2	403.4	614.1	2.1	-4.7	611.5

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	21
Segment Reporting – Condensed Consolidated Balance Sheet

	30 June 2025				30 June 2024				31 December 2024
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
ASSETS
Intangible assets
Goodwill	—	1.8	—	1.8	—	1.8	—	1.8	—	1.7	—	1.7
Other intangible assets	1.4	0.9	—	2.3	1.1	1.1	—	2.2	1.1	0.9	—	2.0
Total intangible assets	1.4	2.7	—	4.1	1.1	2.9	—	4.0	1.1	2.6	—	3.7

Tangible fixed assets
Land and buildings	8.1	0.2	—	8.3	3.8	0.3	—	4.1	8.1	—	—	8.1
Vessels and capitalized dry-docking	2,706.3	—	-14.6	2,691.7	2,545.7	—	-17.0	2,528.7	2,843.9	—	-17.2	2,826.7
Other non-current assets under construction	—	2.2	—	2.2	—	4.2	-0.3	3.9	—	4.8	-0.2	4.6
Other plant and operating equipment	1.4	1.2	—	2.6	2.7	0.8	—	3.5	2.1	1.2	—	3.3
Total tangible fixed assets	2,715.8	3.6	-14.6	2,704.8	2,552.2	5.3	-17.3	2,540.2	2,854.1	6.0	-17.4	2,842.7

Financial assets
Investments in joint ventures	0.1	—	—	0.1	0.1	—	—	0.1	0.1	—	—	0.1
Loan receivables	4.5	—	—	4.5	4.5	—	—	4.5	4.5	—	—	4.5
Deferred tax asset	0.3	—	—	0.3	0.3	—	—	0.3	3.1	—	—	3.1
Other investments	0.1	—	—	0.1	0.5	—	—	0.5	0.2	—	—	0.2
Total financial assets	5.0	—	—	5.0	5.4	—	—	5.4	7.9	—	—	7.9

Total non-current assets	2,722.2	6.3	-14.6	2,713.9	2,558.7	8.2	-17.3	2,549.6	2,863.1	8.6	-17.4	2,854.3

Inventories	66.9	2.6	—	69.5	64.9	4.7	-0.2	69.4	62.6	5.8	—	68.4
Trade receivables	166.6	4.6	-0.3	170.9	240.7	3.8	-0.4	244.1	179.1	4.8	—	183.9
Other receivables	26.0	4.9	—	30.9	40.3	5.1	—	45.4	54.7	4.9	—	59.6
Prepayments	10.3	0.3	—	10.6	11.8	0.4	—	12.2	11.6	0.6	—	12.2
Cash and cash equivalents incl. restricted cash	361.5	8.3	—	369.8	524.2	8.2	—	532.4	284.9	6.3	—	291.2
Current assets excl. assets held for sale	631.3	20.7	-0.3	651.7	881.9	22.2	-0.6	903.5	592.9	22.4	—	615.3

Assets held for sale	31.4	—	-0.3	31.1	12.4	—	—	12.4	—	—	—	—

Total current assets	662.7	20.7	-0.6	682.8	894.3	22.2	-0.6	915.9	592.9	22.4	—	615.3

TOTAL ASSETS	3,384.9	27.0	-15.2	3,396.7	3,453.0	30.4	-17.9	3,465.5	3,456.0	31.0	-17.4	3,469.6

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	22
Segment Reporting – Condensed Consolidated Balance Sheet

	30 June 2025				30 June 2024				31 December 2024
USDm	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total	Tanker segment	Marine Engineering segment	Inter- segment elimination	Total
EQUITY AND LIABILITIES
Total equity	2,102.9	15.8	-11.4	2,107.3	2,041.0	10.0	-7.3	2,043.7	2,072.9	11.7	-9.8	2,074.8

Liabilities
Non-current tax liability related to held-over gains	45.2	—	—	45.2	45.2	—	—	45.2	45.2	—	—	45.2
Deferred tax liability	—	0.3	—	0.3	2.2	0.2	—	2.4	—	0.3	—	0.3
Borrowings	969.1	0.7	—	969.8	1,081.5	1.5	—	1,083.0	1,060.8	0.2	—	1,061.0
Other non-current liabilities	7.4	0.6	—	8.0	3.0	0.5	—	3.5	2.3	0.6	—	2.9
Total non-current liabilities	1,021.7	1.6	—	1,023.3	1,131.9	2.2	—	1,134.1	1,108.3	1.1	—	1,109.4

Borrowings	154.3	1.9	—	156.2	172.2	2.8	—	175.0	163.5	1.8	—	165.3
Trade payables	43.4	1.8	—	45.2	45.2	2.3	-0.1	47.4	46.2	3.8	—	50.0
Current tax liabilities	1.1	0.2	—	1.3	1.1	0.4	—	1.5	0.4	0.3	—	0.7
Other liabilities	56.7	0.7	-0.3	57.1	56.6	0.8	-0.3	57.1	60.7	0.6	—	61.3
Provisions	—	0.7	—	0.7	—	0.6	—	0.6	—	0.6	—	0.6
Prepayments from customers	4.8	4.3	-3.5	5.6	5.0	11.3	-10.2	6.1	4.0	11.1	-7.6	7.5
Total current liabilities	260.3	9.6	-3.8	266.1	280.1	18.2	-10.6	287.7	274.8	18.2	-7.6	285.4

Total liabilities	1,282.0	11.2	-3.8	1,289.4	1,412.0	20.4	-10.6	1,421.8	1,383.1	19.3	-7.6	1,394.8

TOTAL EQUITY AND LIABILITIES	3,384.9	27.0	-15.2	3,396.7	3,453.0	30.4	-17.9	3,465.5	3,456.0	31.0	-17.4	3,469.6

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	23
NOTE 1 - ACCOUNTING POLICIES AND GOING CONCERN
General Information
The information for the year ended 31 December 2024 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The Auditor's Report on those accounts was not qualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain statements under section 498(2) or (3)
of the Companies Act 2006.
The interim report for the period 01 January-30 June 2025 is unaudited.
Significant Accounting Policies
The interim report for the period 01 January-30 June 2025 is presented in accordance with IAS 34
"Interim Financial Reporting" (“IAS 34”) as adopted in the UK. The interim financial statements are also prepared in accordance with IAS 34 as issued by the International Accounting Standards
Board (“IASB”) and IAS 34 as adopted by the EU, as applied to financial periods beginning on or after 01 January 2025 and the additional Danish disclosure requirements for interim reports of listed companies.
TORM has implemented the following standards and amendments issued by the IASB and adopted by the UK and the EU in the consolidated financial statements for 2025:
•Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of
Exchangeability (January 2025)
For the new standards and amendments, it is assessed that application of these effective on 01
January 2025 has not had any material impact on the consolidated financial statements in 2025.
The interim report has been prepared using the same accounting policies and methods of computation as in the Annual Report 2024.
For critical estimates and judgements, please refer to the Annual Report 2024, pages 207-208.
NOTE 1 - continued
Going Concern
As of 30 June 2025, TORM’s available liquidity including undrawn and committed facilities was
USD 664.1m, including a total cash position of USD 369.8m (including restricted cash of
USD 10.0m). TORM’s net interest-bearing debt was USD 767.0m, and the net debt loan-to-value ratio was 27.0% (Tanker segment only). Further information on TORM’s objectives and policies for managing our capital, our financial risk management objectives, and our exposure to credit and liquidity risk can be found in Note 25 to the financial statements in the 2024 Annual Report.
TORM  monitors our funding position throughout the year to ensure that we have access to sufficient funds to meet the forecasted cash requirements and loan commitments, and to monitor compliance with the financial covenants in our loan facilities, details of which are available in Note
2 to the financial statements in the 2024 Annual Report.
A key element for TORM’s financial performance in the going concern period relates to the increased geopolitical risks and trade disputes. TORM’s base case assumes that these dynamics will persist. TORM monitors the general development in the geopolitical situation and potential effects on the product tanker market. In the base case, TORM has sufficient liquidity and headroom for all the covenant limits. The principal risks and uncertainties facing TORM are set out on pages 17 to 21 in the 2024 Annual Report. In addition to the base case, TORM has developed a reverse stress case. The reverse stress case covers the lowest TCE rate that only just meet the minimum liquidity covenant and the lowest vessel values that do not breach any of the facilities’
minimum security values in the period. In the reverse stress case, with TCE rates are significantly below the lowest rolling four-quarter average observed since 2000 on each vessel class basis accompanied by a corresponding decline in vessel values, TORM maintains sufficient headroom on liquidity and covenants throughout the going concern period.
The Board of Directors has considered TORM’s cash flow forecasts and the expected compliance with TORM’s financial covenants for the period until 30 September 2026.Based on this review, the Board of Directors has a reasonable expectation that taking reasonably possible changes in trading performance and vessel valuations into account, TORM will be able to continue in operation and comply with our financial covenants for the period until 30 September 2026.
Accordingly, TORM continues to adopt the going concern basis in preparing our financial statements.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	24
NOTE 2 - STAFF COSTS
Staff costs included in operating expenses relate to the 107 seafarers employed under Danish contracts (30 June 2024: 109, 31 December 2024: 109).
The average number of employees is calculated as a full-time equivalent (FTE).

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024

Included in operating expenses	2.5	2.6	4.9	4.9	9.6
Included in administrative expenses	19.6	18.8	40.4	40.4	77.3
Total staff costs	22.1	21.4	45.3	45.3	86.9
As at 30 June 2025 TORM has a pool of 3,798 (30 June 2024:3,291, 31 December 2024:3,677)
seafarers.
The majority of seafarers on vessels are on short-term contracts. The average number of seafarers on board vessels on short-term contracts for the first six months of 2025 were on average 1,780
(30 June 2024: 1,668, 31 December 2024:1,721).
Total seafarers costs for the first six months of 2025 were USD 75.3m (30 June 2024:USD
68.6m, 31 December 2024:USD 141.4m) which are included in "Operating expenses" of which
USD 70.4m (30 June 2024:USD 63.7m, 31 December 2024:USD 131.8m) pertains to cost for seafarers on board vessels on short-term contracts and USD 4.9m (30 June 2024:USD 4.9m, 31
December 2024:USD 9.6m) pertains to cost for seafarers employed under the Danish contract as indicated in the staff costs table above.
Total compensation to the Board of Directors and the Senior Management Team, including the
CEO, expensed during the period amounts to USD 9.2m (30 June 2024: USD 9.2m, 31 December
2024: USD 18.4m).
As announced on 06 March 2025, the Board of Directors agreed to grant a total of 1,326,087
(2024: 1,214,986) RSUs to certain employees. The vesting period of the program is three years.
The exercise price is set at DKK 162.4 (2024: DKK 258.4). The exercise price is adjusted in the future by dividend payments. The exercise period is 360 days from each vesting date. The fair value of the RSUs granted was determined using the Black-Scholes model and amounts to USD
3.3m (30 June 2024: 8.1m). The average remaining contractual life for the restricted shares as of
30 June 2025  is 1.5  years (30 June 2024: 1.5 years, 31 December 2024: 1.5 years).
In addition to the RSUs granted to certain employees, the CEO was granted 255,200 restricted stock options on similar terms as outlined above. The fair value of the CEO's options was determined using the Black-Scholes model and amounts to USD 0.7m.
NOTE 3 - VESSELS AND CAPITALIZED DRY-DOCKING

	30 June	30 June	31 December
USDm	2025	2024	2024

Cost
Balance as of beginning of period	3,500.9	2,622.1	2,622.1
Additions	58.6	428.3	792.7
Disposals	-22.1	-7.2	-20.7
Transferred from prepayments	—	141.0	197.5
Transferred to assets held for sale	-160.4	-43.7	-90.7
Balance	3,377.0	3,140.5	3,500.9

Depreciation
Balance as of beginning of period	660.6	536.3	536.3
Disposals	-22.0	-7.2	-20.7
Depreciation for the period	102.6	87.5	186.7
Transferred to assets held for sale	-67.3	-19.5	-41.7
Balance	673.9	597.1	660.6

Impairment
Balance as of beginning of period	13.6	15.6	15.6
Transferred to assets held for sale	-2.2	-0.9	-2.0
Balance	11.4	14.7	13.6

Carrying amount	2,691.7	2,528.7	2,826.7
Included in the carrying amount for "Vessels and capitalized dry-docking" are capitalized dry-
docking costs in the amount of USD 121.9m (30 June 2024: USD 81.0m, 31 December 2024:
USD 108.2m).
Depreciation for the six months ended 30 June 2025 related to "Other plant and operating equipment" amounts to USD 0.5m (30 June 2024: USD 0.7m, 31 December 2024: USD 1.8m) and
related to “Land and buildings”amounts to USD 1.4m (30 June 2024: USD 1.3m, 31 December
2024: USD 2.5m).
Impairment Assessment
For determination of the vessel values, TORM has carried out an impairment indicator assessment and has found no indication of impairment, and therefore, TORM does not find any need to reassess the recoverable amount as of 30 June 2025.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	25
NOTE 3 - continued
Non-current Assets Sold During the Period

	30 June	30 June	31 December
USDm	2025	2024	2024

Sold and delivered during the year
Number of vessels	4	1	4
Vessel sales price (CF) ¹⁾	78.5	22.7	84.2
Carrying amount of vessels and capitalized dry-docking	-59.8	-10.9	-47.0
Bunker and lube oil cost	-2.2	-0.7	-1.5
Transaction costs (CF) ²⁾	-1.6	-0.7	-1.6
Profit on sale	14.9	10.4	34.1

Sold last year and delivered during the year
Number of vessels	—	3	3
Vessel sales price (CF)	—	67.3	67.3
Carrying amount of assets held for sale	—	-47.2	-47.2
Bunker and lube oil cost	—	-2.0	-2.0
Transaction costs (CF)	—	-0.9	-0.9
Profit on sale	—	17.2	17.2

Assets held for sale
Number of vessels held for sale end of period	2	1	—
Carrying amount	31.1	12.4	0.0
¹⁾ Includes sales price for one vessel of USD 18.9m at 31 December 2024, where cash was collected in 2025
²⁾ Includes transaction costs for one vessel sale of USD 0.5m at 31 December 2024, which was paid in 2025
CF: Included in Sale of tangible fixed assets in Consolidated Cash Flow Statement
The assets held for sale are expected to be delivered during the third quarter of 2025.
NOTE 4 - BORROWINGS

	30 June	30 June	31 December
USDm	2025	2024	2024

Falling due within one year	156.6	175.7	165.8
Falling due between one and two years	148.8	153.3	164.1
Falling due between two and three years	119.6	146.5	128.6
Falling due between three and four years	326.6	116.2	117.9
Falling due between four and five years	240.3	327.5	488.3
Falling due after five years	140.1	350.3	170.0
Total	1,132.0	1,269.5	1,234.7
Borrowing costs	-15.3	-16.3	-17.0
Right-of-use lease liabilities	9.3	4.8	8.6
Total borrowings	1,126.0	1,258.0	1,226.3

As of 30 June 2025, TORM was in compliance with financial covenants. TORM expects to remain in compliance with financial covenants in the remaining period of 2025.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	26
NOTE 5 - DERIVATIVE FINANCIAL INSTRUMENTS

	30 June	30 June	31 December
USDm	2025	2024	2024

Fair value of derivative financial instruments regarding freight and bunkers
Forward freight agreements - fair value through profit and loss	3.9	0.3	7.8
Bunker swaps - fair value through profit and loss	-0.1	-0.3	0.3
Bunker swaps - hedge accounting	—	0.1	0.1

Fair value of derivative financial instruments regarding interest and currency exchange rate
Forward exchange contracts - hedge accounting	3.1	-0.6	-2.3
Interest rate swaps - hedge accounting	13.8	35.1	24.7
Fair value of derivatives	20.7	34.6	30.6
Derivative financial instruments are recognized in the following balance sheet items:

	30 June	30 June	31 December
USDm	2025	2024	2024
Other receivables	21.1	35.5	32.9
Other liabilities	-0.4	-0.9	-2.3
Total	20.7	34.6	30.6
The fair value hierarchy for the above derivative financial instruments is Level 2.
There are no changes in the methods and assumptions used in determining the fair value of the financial instruments. Please refer to the Annual Report 2024, page 243-244.
NOTE 6 - EARNINGS PER SHARE AND DIVIDEND PER SHARE

	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Earnings per share

Net profit for the year attributable to TORM plc shareholders (USDm)	58.6	194.5	120.9	404.3	612.5

Million shares
Weighted average number of shares	98.1	94.2	98.0	92.3	94.1
Weighted average number of treasury shares	-0.3	-0.5	-0.4	-0.5	-0.5
Weighted average number of shares outstanding	97.8	93.7	97.6	91.8	93.6

Dilutive effect of outstanding share options	3.0	2.7	3.0	2.7	2.7
Weighted average number of shares outstanding incl. dilutive effect of share options	100.8	96.4	100.6	94.5	96.3

Basic earnings per share (USD)	0.60	2.08	1.24	4.40	6.54
Diluted earnings per share (USD)	0.58	2.02	1.20	4.28	6.36

	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Dividend per share

Declared dividend per share (USD)	0.40	1.80	0.80	3.30	5.10
Declared dividend during the period (USDm)	39.2	169.8	78.3	310.7	485.3

Dividend paid per share (USD)	1.00	2.86	1.00	2.86	5.86
Dividend paid during the period (USDm)	97.7	267.7	97.7	267.7	553.3

Number of shares
Number of shares, end of period (million)	98.0	94.5	98.0	94.5	97.8
Number of treasury shares, end of period (million)	—	-0.5	—	-0.5	-0.5
Number of shares outstanding, end of period (million)	98.0	94.0	98.0	94.0	97.3

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	27
NOTE 7 - CONTINGENT LIABILITIES
TORM is involved in certain legal proceedings and disputes. It is the Management’s opinion that the outcome of these proceedings and disputes will not have any material impact on TORM’s financial position, results of operations, and cash flows.
NOTE 8 - RELATED PARTY TRANSACTIONS
During the first six months ended 30 June 2025, there have been no other related party transactions than ordinary remuneration to the Board of Directors, the CEO and the Senior
Management Team. Please refer to Note 2.
NOTE 9 - CONTRACTUAL OBLIGATIONS AND RIGHTS
As of 30 June 2025, TORM had contractual obligations regarding scrubber installations and other minor commitments.

	30 June	30 June	31 December
USDm	2025	2024	2024
Committed scrubber installations and other minor investments
Within one year	13.4	17.4	11.9
Between one and two years	—	1.7	1.1
Between two and three years	3.7	6.8	7.9
Between three and four years	3.9	3.1	2.1
Total	21.0	29.0	23.0

As of 30 June 2025, TORM has contractual rights to receive future payments as lessor of vessels on time charter.

	30 June	30 June	31 December
USDm	2025	2024	2024

Charter hire income for vessels - as lessor
Received within one year	51.1	88.6	67.8
Received between one and two years	25.1	38.3	26.2
Received between two and three years	—	25.1	11.9
Total	76.2	152.0	105.9

The charter hire income for these vessels under time charter is recognized under "Revenue".
NOTE 10 - SUBSEQUENT EVENTS
As part of TORM’s ongoing capital and loan management strategy, TORM has exercised purchase options for 13 leaseback vessels, transitioning them to full ownership. As of the date of this report, three of these (TORM Herdis, TORM Hellerup, TORM Hannah) have transferred to TORM’s ownership. The remaining ten vessels are expected to transfer ownership during Q3 and Q4 2025.
TORM has secured financing commitments of up to USD 857m on attractive terms to refinance two existing syndicated loans as well as lease agreements covering 22 vessels. Syndicated loans will be refinanced in Q3 2025, while lease agreements will be refinanced on a rolling basis before the end of Q2 2026 as individual purchase options are exercised.
TORM’s Board of Directors has declared an interim dividend for the second quarter of 2025 of
USD 0.40 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 39.2m. The distribution for the quarter is equivalent to 67% of net profit and reflects the Distribution Policy. The payment date is 03 September 2025 to all shareholders on record as of 22 August 2025, and the ex-dividend date is 21 August 2025 for the shares listed on
Nasdaq OMX Copenhagen and 22 August 2025 for the shares listed on Nasdaq New York. The dividends have not been recognized as liabilities as at 30 June 2025 and there are no tax consequences.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	28
Glossary
Key Financial Figures

TCE per day	=	TCE excluding unrealized gains/losses on derivatives Available earning days

Gross profit %	=	Gross profit Revenue

EBITDA %	=	EBITDA Revenue

Operating profit %	=	Operating profit (EBIT) Revenue

Return on Equity (RoE) %	=	Net profit for the year Average equity

Return on Invested Capital (RoIC) %	=	Operating profit less tax Average invested capital

Equity ratio	=	Equity Total assets

Earnings per share, EPS	=	Net profit for the year Average number of shares

Diluted earnings per share, EPS (USD)	=	Net profit/(loss) for the year Average number of shares less average number of treasury shares

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	29
Glossary
Alternative Performance Measures Group
Throughout the interim report, several alternative performance measures (APMs) are used.
The APMs used are the same as in the Annual Report 2024 and therefore we refer to the principles for these on pages 278-282 in the TORM plc Annual Report 2024. The following APMs relate to the Group.
Net profit excluding non-recurring items: Net profit excluding non-recurring items is net profit less non-recurring items, e.g. impairment and reversals of impairment on vessels, profit from sale of vessels and claims provisions. TORM reports net profit excluding non-recurring items because we believe it provides additional meaningful information to investors regarding the operational performance excluding non-recurring fluctuations.

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Reconciliation to net profit
Net profit for the period	58.7	194.2	121.6	403.4	611.5
Profit from sale of vessels	-5.4	-10.5	-14.9	-27.6	-51.3
Expense of capitalized bank fees at refinancing	—	—	—	0.5	0.5
Net profit excluding non-recurring items	53.3	183.7	106.7	376.3	560.7
Gross profit: TORM defines gross profit, a performance measure, as revenues less port expenses, bunkers and commissions and other cost of goods and services sold, charter hire and operating expenses. TORM reports gross profit because we believe it provides additional meaningful information to investors, as gross profit measures the net earnings from shipping activities. Gross profit is calculated as follows:

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Computation of gross profit
Revenue	315.2	437.7	644.3	881.7	1,559.2
Port expenses, bunkers, commissions and other cost of goods and services sold	-104.9	-110.4	-215.3	-222.7	-418.5
Operating expenses	-64.3	-62.7	-130.7	-119.3	-245.1
Gross profit	146.0	264.6	298.3	539.7	895.6
Return on Invested Capital (ROIC): TORM defines ROIC as earnings before interest and tax (EBIT)
less tax, divided by the average invested capital for the period. Invested capital is defined on page
31.
ROIC expresses the returns generated on capital invested in TORM. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. ROIC is calculated as follows:

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Reconciliation to operating profit (EBIT)
Operating profit (EBIT)	74.6	204.3	157.0	427.0	658.8
Tax	-1.7	1.1	-7.2	-0.5	2.0
EBIT less Tax	72.9	205.4	149.8	426.5	660.8
EBIT less Tax - Full year equivalent	291.6	821.6	299.6	853.0	660.8

Invested capital, opening balance	2,957.7	2,806.7	3,005.4	2,425.5	2,425.5
Invested capital, ending balance	2,859.0	2,764.8	2,859.0	2,764.8	3,005.4
Average invested capital	2,908.4	2,785.8	2,932.2	2,595.2	2,715.5

Return on Invested Capital (ROIC)	10.0%	29.5%	10.2%	32.9%	24.3%

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	30
Glossary
Alternative Performance Measures Group
Adjusted Return on Invested Capital (Adjusted ROIC): TORM defines adjusted ROIC as earnings before interest and tax (EBIT) less tax and non-recurrent items, divided by the average invested capital less average impairment for the period. Invested capital is defined on page 31.
The Adjusted ROIC expresses the returns generated on capital invested in TORM adjusted for impacts related to non-recurrent items. The progression of ROIC is used by TORM to measure progress against our longer-term value creation goals outlined to investors. Adjusted ROIC is calculated as follows:

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Reconciliation to operating profit (EBIT)
Operating profit (EBIT)	74.6	204.3	157.0	427.0	658.8
Tax	-1.7	1.1	-7.2	-0.5	2.0
EBIT less Tax	72.9	205.4	149.8	426.5	660.8
EBIT less Tax - Full year equivalent	291.6	821.6	299.6	853.0	660.8
Profit from sale of vessels	-5.4	-10.5	-14.9	-27.6	-51.3
EBIT less tax adjusted	286.2	811.1	284.7	825.4	609.5

Average invested capital ¹⁾	2,908.4	2,785.8	2,932.2	2,595.2	2,715.5
Average impairment ²⁾	23.2	26.5	23.9	26.5	26.0
Average invested capital adjusted for impairment	2,931.6	2,812.3	2,956.1	2,621.7	2,741.5
Adjusted ROIC	9.8%	28.8%	9.6%	31.5%	22.2%

¹⁾ Average invested capital is calculated as the average of the opening and closing balance of invested capital.
²⁾ Average impairment is calculated as the average of the opening and closing balances of impairment charges on vessels and goodwill in the balance sheet.
EBITDA: TORM defines EBITDA as earnings before financial income and expenses, depreciation, impairment, amortization and taxes. The computation of EBITDA refers to financial income and expenses which TORM deems to be equivalent to "interest for purposes of presenting EBITDA.
Financial expenses consist of interest on borrowings, losses on foreign exchange transactions and bank charges. Financial income consist of interest income and gains on foreign exchange transactions.
EBITDA is used as a supplemental financial measure by Management and external users of financial statements, such as lenders, to assess TORM's operating performance as well as compliance with the financial covenants and restrictions contained in TORM's financing agreements. TORM believes that EBITDA assists Management and investors in evaluating TORM’s operating performance by increasing comparability of TORM's performance from period to period.
This increased comparability is achieved by excluding the potentially disparate effects of interest, depreciation, impairment, amortization, and taxes. These are items which could be affected by various changing financing methods and capital structures, which may significantly affect profit/
(loss) between periods. Including EBITDA as a measure benefits investor in selection between investment alternatives.
EBITDA excludes some, but not all, items that affect profit/ (loss), and these items may vary among other companies and may therefore not be directly comparable. The following table reconciles EBITDA to net profit/ (loss), the most directly comparable IFRS financial measure, for the periods presented.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, Management believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in EBITDA developments. The adjusted EBITDA is calculated as follows:

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Reconciliation to net profit
Net profit for the period	58.7	194.2	121.6	403.4	611.5
Tax	1.7	-1.1	7.2	0.5	-2.0
Financial expenses	17.8	18.9	35.7	37.2	74.1
Financial income	-3.6	-7.7	-7.5	-14.1	-24.8
Depreciation and amortization	52.2	46.8	105.4	89.9	192.0
EBITDA	126.8	251.1	262.4	516.9	850.8

Reconciliation to EBITDA
EBITDA	126.8	251.1	262.4	516.9	850.8
Fair value adjustments on freight and bunker derivatives	2.2	—	4.3	1.4	-6.6
Adjusted EBITDA	129.0	251.1	266.7	518.3	844.2

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	31
Glossary
Alternative Performance Measures Group
Invested capital: TORM defines invested capital as the sum of intangible assets, tangible fixed assets, investments in joint ventures, deferred tax assets, other investments, bunkers, accounts receivables, assets held for sale (when applicable), non-current tax liability related to held over gains, deferred tax liabilities, trade payables, current tax liabilities, dividend payable, provisions and deferred income. Invested capital measures the net investment used to achieve our operating profit. TORM believes that invested capital is a relevant measure which Management uses to measure the overall development of the assets and liabilities generating our net profit. Such measure may not be comparable to similarly titled measures of other companies. Invested capital is calculated as follows:

	30 June	30 June	31 December
USDm	2025	2024	2024
Tangible and intangible fixed assets	2,708.9	2,544.2	2,846.4
Investments in joint ventures	0.1	0.1	0.1
Deferred tax asset	0.3	0.3	3.1
Other investments	0.1	0.5	0.2
Inventories	69.5	69.4	68.4
Accounts receivables ¹⁾	212.4	301.7	255.7
Assets held for sale	31.1	12.4	—
Non-current tax liability related to held over gains	-45.2	-45.2	-45.2
Deferred tax liability	-0.3	-2.4	-0.3
Trade payables ²⁾	-110.3	-108.0	-114.2
Current tax liabilities	-1.3	-1.5	-0.7
Provisions	-0.7	-0.6	-0.6
Prepayments from customers	-5.6	-6.1	-7.5
Invested capital	2,859.0	2,764.8	3,005.4

¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.
Net interest-bearing debt: Net interest-bearing debt is defined as mortgage debt and bank loans
(current and non-current), lease liabilities less cash equivalents and interest-bearing loan receivables. Net interest-bearing debt depicts the net capital resources, which cause net interest expenditure and interest rate risk and which, together with equity, are used to finance our investments. As such, TORM believes that net interest-bearing debt is a relevant measure, which
Management uses to measure the overall development of our use of financing, other than equity.
Such measure may not be comparable to similarly titled measures of other companies. Net interest-bearing debt is calculated as follows:

	30 June	30 June	31 December
USDm	2025	2024	2024
Borrowings¹⁾	1,141.3	1,274.3	1,243.3
Loan receivables	-4.5	-4.5	-4.5
Cash and cash equivalents, including restricted cash	-369.8	-532.4	-291.2
Net interest-bearing debt	767.0	737.4	947.6
¹⁾ Borrowings include  long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 4 for information on capitalized loan costs.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	32
Glossary
Alternative Performance Measures Group
Liquidity: TORM defines liquidity as available cash, comprising cash and cash equivalents, including restricted cash, as well as undrawn and committed credit facilities. TORM finds the APM important as the liquidity expresses TORM’s financial position, ability to meet current liabilities and cash buffer. Further, it expresses TORM’s ability to act and invest when new possibilities occur.

	30 June	30 June	31 December
USDm	2025	2024	2024
Cash and cash equivalents, including restricted cash	369.8	532.4	291.2
Undrawn credit facilities and committed facilities	294.3	158.0	323.6
Liquidity	664.1	690.4	614.8
Restricted cash 30 June 2025 amounts to USD 10.0m (30 June 2024: USD 5.3m, 31 December 2024: USD 19.3m)
Free cash flow: TORM defines free cash flow as net cash flow from operating activities less the net cash flow from investing activities. TORM finds the APM important as free cash flow reflects our ability to generate cash, repay liabilities and pay dividends.

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Net cash flow from operating activities	161.4	281.7	244.4	468.4	826.8
Net cash flow from investing activities	5.1	11.1	48.5	-150.0	-442.1
Free cash flow	166.5	292.8	292.9	318.4	384.7
Net Asset Value per share (NAV/share): TORM believes that the NAV/share is a relevant measure which Management uses to measure the overall development of the assets and liabilities per share. Such measure may not be comparable to similarly titled measures of other companies.
NAV/share is calculated using broker values of vessels and excluding charter commitments. NAV/
share is calculated as follows:

	30 June	30 June	31 December
USDm	2025	2024	2024
Total vessel values (broker values)	2,887.6	3,730.4	3,582.9
Committed investment capital expenditure	21.0	29.0	23.0
Committed liability capital expenditure	-21.0	-29.0	-23.0
Goodwill	1.8	1.8	1.7
Other intangible assets	2.3	2.2	2.0
Land and buildings	8.3	4.1	8.1
Other plant and operating equipment	2.6	3.5	3.3
Investments in joint ventures	0.1	0.1	0.1
Loan receivables	4.5	4.5	4.5
Deferred tax asset	0.3	0.3	3.1
Other investments	0.1	0.5	0.2
Inventories	69.5	69.4	68.4
Accounts receivables ¹⁾	212.4	301.7	255.7
Cash and cash equivalents incl. restricted cash	369.8	532.4	291.2
Deferred tax liability	-0.3	-2.4	-0.3
Borrowings ²⁾	-1,141.3	-1,274.3	-1,243.3
Trade payables ³⁾	-110.3	-108.0	-114.2
Current tax liabilities	-1.3	-1.5	-0.7
Provisions	-0.7	-0.6	-0.6
Prepayments from customers	-5.6	-6.1	-7.5
Total Net Asset Value (NAV)	2,299.8	3,258.0	2,854.6
Non-controlling interest	—	-1.0	-0.8
Total Net Asset Value (NAV) excl. non- controlling interest	2,299.8	3,257.0	2,853.8
Total number of shares, end of period excluding treasury shares (million)	98.0	94.0	97.3
Total Net Asset Value per share (NAV/share)	23.5	34.6	29.3
¹⁾ Accounts receivables includes Trade receivables, Other receivables and Prepayments.
²⁾ Borrowings include  long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 4 for information on capitalized loan costs.
³⁾ Trade payables includes Trade payables, Other non-current liabilities and Other liabilities.

TORM INTERIM RESULTS FOR THE SECOND QUARTER OF 2025	33
Glossary
Alternative Performance Measures Tanker segment
Throughout the interim report, several alternative performance measures (APMs) are used. The
APMs used are the same as in the Annual Report 2024 and therefore we refer to the principles for these on pages 198-202 in the TORM plc Annual Report 2024. After the acquisition of Marine
Exhaust Technology A/S on 01 September 2022, the following APMs relate to the primary segment, the Tanker segment.
Time Charter Equivalent (TCE) earnings: TORM defines TCE earnings, a performance measure, as revenue less port expenses, bunkers and commissions incl. freight and bunker derivatives. TORM reports TCE earnings because we believe it provides additional meaningful information to investors in relation to revenue, the most directly comparable IFRS measure. TCE earnings is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
Due to the temporary fluctuations of the fair value of freight and bunker derivatives, TORM believes that an adjustment for unrealized gain/losses on freight and bunker derivatives help to increase comparability in TCE earning developments. Further, to be able to reconcile the TCE earnings to the TCE/day measure, adjusted TCE earnings are presented net of the fair value adjustments on freight and bunker derivatives. The TCE/day measure is calculated as the adjusted
TCE earnings divided by available earning days. TCE earnings and adjusted TCE earnings are presented below:

USDm	Q2 2025	Q2 2024	Q1-Q2 2025	Q1-Q2 2024	FY 2024
Reconciliation to revenue
Revenue	311.2	434.3	624.5	874.6	1,544.0
Port expenses, bunkers and commissions	-103.0	-108.4	-202.3	-218.0	-409.2
TCE earnings	208.2	325.9	422.2	656.6	1,134.8

Reconciliation to TCE earnings
TCE earnings	208.2	325.9	422.2	656.6	1,134.8
Fair value adjustments on freight and bunker derivatives	2.2	—	4.3	1.4	-6.6
Adjusted TCE earnings	210.4	325.9	426.5	658.0	1,128.2

Available earning days	7,888	7,749	15,949	15,446	31,287
TCE per earning day (USD)	26,672	42,057	26,740	42,603	36,061
Net Loan-to-value (LTV): TORM defines Loan-to-value (LTV) ratio as vessel values divided by net borrowings of the vessels.
LTV describes the net debt ratio of the vessels and is used by TORM to describe the financial situation and the liquidity risk as well as to express the future possibilities to raise new capital by new loan facilities.

	30 June	30 June	31 December
USDm	2025	2024	2024
Vessel values (broker values)	2,887.6	3,730.4	3,582.9
Other committed investment CAPEX	21.0	29.0	23.0
Total vessel values	2,908.6	3,759.4	3,605.9
Borrowings ¹⁾	1,138.7	1,269.9	1,241.3
- Debt regarding Land and buildings & Other plant and operating equipment	-8.9	-4.2	-8.4
Committed liability capital expenditure	21.0	29.0	23.0
Loan receivable	-4.5	-4.5	-4.5
Cash and cash equivalents, including restricted cash	-361.5	-524.2	-284.9
Total (loan)	784.8	766.0	966.5

Net Loan-to-value (LTV) ratio	27.0%	20.4%	26.8%
¹⁾ Borrowings include long-term and short-term borrowings, excluding capitalized loan costs. Please refer to Note 4 for information on capitalized loan costs.